SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-2(a)
ARGYLE SECURITY, INC.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
040311102

(CUSIP Number)
Sam Youngblood
12903 Delivery Drive
San Antonio, Texas 78247
(210) 495-5245

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 31, 2007

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	040311102	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Sam Youngblood

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		392,496

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		392,496

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	392,496

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.6% (see Item 5)

14	TYPE OF REPORTING PERSON

	IN

Item 1. Security and Issuer.
     This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Argyle Security, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.
Item 2. Identity and Background.
     a. Sam Youngblood.
     b. 12903 Delivery Drive, San Antonio, Texas 78247.
     c. Sam Youngblood is the Chief Executive Officer of ISI Security Group, Inc., a wholly owned subsidiary of the Issuer.
     d. During the last five years, Sam Youngblood has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     e. During the last five years, Sam Youngblood has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     f. Sam Youngblood is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
     The Reporting Person received 392,496 shares of the Issuer’s Common Stock in exchange for 67 shares of common stock in ISI Detention Contracting, Group, Inc. (“ISI”) as part of the merger consideration in the transaction contemplated by that certain Merger Agreement by and among the Issuer, ISI Security Group, Inc., a wholly owned subsidiary of the Issuer (“Acquisition Corp.”), and ISI dated December 8, 2006, as first amended on June 29, 2007 and subsequently amended on July 11, 2007 (as amended, the “Merger Agreement”), pursuant to which Acquisition Corp. was merged with and into ISI, with ISI being the surviving entity (the “Merger”). On July 31, 2007, the Merger was consummated and the name of the surviving entity was changed to ISI Security Group, Inc. A copy of the Merger Agreement is incorporated by reference herein as Exhibit 1 to this Schedule 13D as set forth in Item 7 below. A copy of Amendment to Merger Agreement dated June 29, 2007 is filed as Exhibit 2 to this Schedule 13D. A copy of Amendment to Merger Agreement dated July 11, 2007 is filed as Exhibit 3 to this Schedule 13D.
     Of the 67 shares of ISI common stock that the Reporting Person exchanged in the Merger, 63 shares were directly owned by the Reporting Person and four shares were owned by the Youngblood Charitable Remainder Unitrust, of which the Reporting Person is the trustee.

Item 4. Purpose of Transaction.
     As stated above, the Reporting Person acquired the shares of the Common Stock of the Issuer as part of the consideration he received in the Merger. References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Item 4 are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D, and hereby incorporated in this Item 4 in its entirety.
     Except as set forth in the Merger Agreement, the Reporting Person does not have any specific plans or proposals which relate to or would result in:
     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Issuer;
     (e) any material change in the present capitalization or dividend policy of the Issuer;
     (f) any other material change in the Issuer’s business or corporate structure;
     (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or
     (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer.

(a)	Amount Beneficially Owned:	392,496
Includes 369,063 shares directly owned and 23,433 shares indirectly owned by the Reporting Person as trustee for the Youngblood Charitable Remainder Unitrust.

Percent of Class:	6.6%
Based on 5,961,307 shares of Common Stock of the Issuer outstanding upon consummation of the Merger.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	392,496

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	392,496

(iv)	Shared power to dispose or to direct the disposition of:	0
     (c) On July 31, 2007, the Reporting Person acquired 392,496 shares of the Issuer’s Common Stock as part of the consideration he received in the Merger. The parties to the Merger valued the shares of the Issuer’s Common Stock at $8.475 per share pursuant to the Merger Agreement.
     (d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The Reporting Person and the Issuer entered into that certain Lock-Up Agreement dated July 31, 2007 pursuant to which the Reporting Person may not offer, sell, contract to sell, pledge or grant any option to purchase any of his 369,063 shares for a period commencing on the date thereof and ending on January 24, 2009. A copy of this Lock-Up Agreement is filed as Exhibit 4 to this Schedule 13D.
     The Youngblood Charitable Remainder Unitrust and the Issuer entered into that certain Lock-Up Agreement dated July 31, 2007 pursuant to which the Youngblood Charitable Remainder Unitrust may not offer, sell, contract to sell, pledge or grant any option to purchase any of its 23,433 shares for a period commencing on the date thereof and ending on January 24, 2009. The Reporting Person is the trustee of the Youngblood Charitable Remainder Unitrust. A copy of this Lock-Up Agreement is filed as Exhibit 5 to this Schedule 13D.
     To the knowledge of the Reporting Person, except as stated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), between the person named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7. Materials to be Filed as Exhibits.
1. Merger Agreement dated as of December 8, 2006, by and among the Issuer, Acquisition Corp. and ISI (Incorporated by reference to the Issuer’s 8-K filed on December 14, 2006).
2. Amendment to Merger Agreement dated June 29, 2007.
3. Amendment to Merger Agreement dated July 11, 2007.
4. Lock-Up Agreement between the Reporting Person and the Issuer dated July 31, 2007.
5. Lock-Up Agreement between the Youngblood Charitable Remainder Unitrust and the Issuer dated July 31, 2007.

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2007

/s/ Sam Youngblood

Sam Youngblood